

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

Robert Grinberg
Chief Executive Officer
Life Clips, Inc.
2875 Northeast 191 Street, Suite 500 - #218
Aventura, FL 33180

> **Re: Life Clips, Inc.**
> **Offering Statement on Form 1-A**
> **Post Qualification Amendment No. 1**
> **Filed August 4, 2022**
> **File No. 024-11514**

Dear Mr. Grinberg:

   We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A filed August 4, 2022

Cover Page

1.   We note the Post-Qualification Amendment No.1 amends the offering circular originally qualified on February 9, 2022 to amend the offering price and to update certain other information in the Offering Circular. Please update your disclosure to clarify whether any sales were made at the prior offering price under your Offering Statement on Form 1-A qualified on February 9, 2022. In addition, please clarify the termination date of the offering since your prior offering statement was qualified on February 9, 2022.

State Law Exemption and Purchase Restrictions, page 3

2. We note your cover page states that you are offering "Common Stock." However, your statement here appears to indicate that you are offering Preferred Stock. Please correct this inconsistency or otherwise advise.

General

3. We note your audit report on page F-2 covers the balance sheet as or June 30, 2019 and 2018, and the related statements of operations, changes in shareholders' deficit, and cash flows for the years then ended. Please revise your filing to include updated financial statements and audit report as required by Part F/S of Form 1-A. In addition, we note you appear to include only the consolidated balance sheets as of March 31, 2021 and June 30, 2021. Please revise to include both audited financial statements for the two fiscal year ends preceding your most recently completed fiscal year end and interim financial statements as required by Part F/S (b)(3)(C) of Form 1-A. Finally, we note that Part F/S of Form 1-A requires a statement of consolidated statements of comprehensive income, cash flows and stockholder equity for each of the two fiscal years preceding the date of the most recent balance sheet being filed. Please revise your filing accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jonathan D. Leinwand, P.A.